UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No.     )

Blackstone / GSO Floating Rate Enhanced Income Fund

(Name of Issuer)

Institutional Class I Common Shares, $0.001 par value

(Title of Class of Securities)

09258T106

(CUSIP Number)

Jonathan Gray

The Blackstone Group L.P.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 09258T106

1	NAMES OF REPORTING PERSONS Jonathan Gray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,120
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 300,120
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,120
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

2

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to Institutional Class I Common Shares, $0.001 par value (the “Class I Shares”), of Blackstone / GSO Floating Rate Enhanced Income Fund, a Delaware statutory trust (the “Issuer”). The principal executive offices of the Issuer are located at 345 Park Avenue, 31st Floor, New York, NY 10154.

Item 2. Identity and Background.

(a)-(c), (f). This Schedule 13D is being filed by Jonathan Gray (“Mr. Gray” or the “Reporting Person”), in his personal capacity. The business address of Mr. Gray is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154. The principal occupation of Mr. Gray is serving as the global head of real estate of The Blackstone Group L.P. Mr. Gray is a citizen of the United States of America.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person acquired 300,120 Class I Shares for his personal account with personal funds. The Class I Shares were purchased for $24.99 per share, for an aggregate purchase price of $7.5 million.

Item 4. Purpose of Transaction.

The Reporting Person holds the securities reported herein for investment purposes. Depending upon factors that he may deem material, the Reporting Person may purchase additional Issuer securities or may dispose of all or a portion of the Issuer securities that he may have acquired or hereafter acquire. It is expected that the Reporting Person will acquire additional Class I Shares in connection with the Issuer’s dividend reinvestment plan pursuant to which dividends will be automatically reinvested in additional Class I Shares.

Except as set forth herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. At any time and from time to time, the Reporting Person may review, reconsider and change his position and/or change his purpose and/or develop such plans or proposals.

Item 5. Interest in Securities of the Issuer.

(a) and (b). Calculations of the percentage of Class I Shares beneficially owned assumes that there are a total of 5,004,801 Class I Shares outstanding as of January 26, 2018, as provided by the Issuer.

The aggregate number and percentage of Class I Shares beneficially owned by the Reporting Person and, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover page of this Schedule 13D and are incorporated herein by reference.

The 300,120 Class I Shares reported herein as beneficially owned by Mr. Gray are held directly.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the securities reported herein as indirectly held for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c) Except as set forth in Item 3 of this Schedule 13D, the Reporting Person has not effected any transaction in the past 60 days in the Class I Shares.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to Be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2018

/s/ Jonathan Gray
Jonathan Gray